

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2019

Gerri A. Henwood
Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

      Re: Baudax Bio, Inc.
          Form 10-12B
          Filed October 22, 2019
          File No. 001-39101

Dear Ms. Henwood:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences